SCHEDULE A

Transactions in Securities of the Issuer - PRF Technologies Ltd.

Reporting Person	Nature of the Transaction	Securities Purchased/ (Sold)	Price Per Security (US$)	Date of Purchase/Sale
S.H.N. Financial Investments Ltd.	Market transaction	30,000	1.04	24/09/2026
S.H.N. Financial Investments Ltd.	Market transaction	118,689	1.09	16/09/2026
S.H.N. Financial Investments Ltd.	Market transaction	30,000	1.17	16/09/2026
S.H.N. Financial Investments Ltd.	Market transaction	(1,690)	0.90	15/09/2026
S.H.N. Financial Investments Ltd.	Market transaction	1,262	0.90	15/09/2026
S.H.N. Financial Investments Ltd.	Market transaction	21,739	0.89	15/09/2026